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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2016

FARMLAND PARTNERS INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation)	001-36405 (Commission File Number)	46-3769850 (IRS Employer Identification No.)

4600 S. Syracuse Street, Suite 1450 Denver, Colorado (Address of principal executive offices)	80237 (Zip Code)

Registrant's telephone number, including area code: (720) 452-3100

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.    Other Events.

        As previously disclosed, on September 12, 2016, Farmland Partners Inc. (the "Company"), Farmland Partners Operating Partnership, LP, Farmland Partners OP GP LLC (the "General Partner"), FPI Heartland LLC ("Parent Merger Sub"), FPI Heartland Operating Partnership, LP ("OP Merger Sub") and FPI Heartland GP LLC entered into an Agreement and Plan of Merger (the "Merger Agreement") with American Farmland Company ("AFCO") and American Farmland Company L.P. ("AFCO OP"). The Merger Agreement provides for: (i) OP Merger Sub to merge with and into AFCO OP (the "Partnership Merger"), with AFCO OP continuing as the surviving entity, and (ii) AFCO to merge with and into Parent Merger Sub (the "Company Merger" and, together with the Partnership Merger, the "Mergers"), with Parent Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of FPI.

        This Current Report on Form 8-K provides certain financial information with respect to the proposed Mergers for the purpose of incorporating such information by reference into the Company's effective registration statements under the Securities Act of 1933, as amended (the "Securities Act"). This financial information was previously included or incorporated by reference in the Company's Registration Statement on Form S-4/A (Registration No. 333-213925) filed with the Securities and Exchange Commission ("SEC") on November 15, 2016. Specifically, this Current Report on Form 8-K provides: (1) AFCO's unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015, attached hereto as Exhibit 99.1, (2) AFCO's audited consolidated financial statements and schedule as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, which is attached hereto as Exhibit 99.2, and (3) the Company's unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015, giving effect to the proposed Mergers, which is attached hereto as Exhibit 99.3. The information in Exhibit 99.1 and Exhibit 99.2 was provided by AFCO.

Important Information for Investors and Stockholders

        This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed Mergers. In connection with the proposed transaction, on November 15, 2016 the Company filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that includes a joint proxy statement of the Company and AFCO that also constitutes a preliminary prospectus of the Company. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed or otherwise disseminated to the Company's and AFCO's respective stockholders after the registration statement becomes effective with the SEC. The Company and AFCO also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by the Company and AFCO with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their websites at www.farmlandpartners.com and www.americanfarmlandcompany.com.

Participants in Solicitation

        The Company, AFCO and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 15, 2016, and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 14, 2016. Information about the directors and executive officers of AFCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on

March 30, 2016, and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.    Financial Statements and Exhibits.

(a)
Financial Statements of Business Acquired

        The unaudited consolidated financial statements of AFCO as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 are filed herewith as Exhibit 99.1 and incorporated in this Item 9.01(a) by reference.

        The audited consolidated financial statements of AFCO as of December 31, 2015 and 2014 and for each of the three years in the three-year period ended December 31, 2015 are filed herewith as Exhibit 99.2 and incorporated in this Item 9.01(a) by reference.

(b)
Pro Forma Financial Information

        The unaudited pro forma condensed combined financial statements of FPI as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015, giving effect to the proposed Mergers, are filed herewith as Exhibit 99.3 and are incorporated in this Item 9.01(b) by reference.

(d)
Exhibits

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP.
99.1	Unaudited Condensed Consolidated Financial Statements of American Farmland Company as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015.
99.2	Audited Consolidated Financial Statements of American Farmland Company as of December 31, 2015 and 2014 and for each year in the three-year period ended December 31, 2015.
99.3	Unaudited Pro Forma Condensed Combined Financial Statements of Farmland Partners Inc. as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FARMLAND PARTNERS INC.
Dated: November 18, 2016	By:	/s/ LUCA FABBRI Luca Fabbri Chief Financial Officer and Treasurer

 EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP.
99.1	Unaudited Condensed Consolidated Financial Statements of American Farmland Company as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015.
99.2	Audited Consolidated Financial Statements of American Farmland Company as of December 31, 2015 and 2014 and for each year in the three-year period ended December 31, 2015.
99.3	Unaudited Pro Forma Condensed Combined Financial Statements of Farmland Partners Inc. as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015.

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  Item 8.01. Other Events.
Important Information for Investors and Stockholders
Participants in Solicitation
  Item 9.01. Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX